Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of Venecredit Securities, Inc.
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Venecredit Securities, Inc.'s financial statements. The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2001.

Miami, Florida
February 28, 2018